UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended September 30, 2020 and 2019

(Expressed in Canadian Dollars)

Notice to Readers of the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2020

The unaudited condensed consolidated interim financial statements of New Pacific Metals Corp. (the “Company”) for the three months ended September 30, 2020 (the “Financial Statements”) have been prepared by management and have not been reviewed by the Company’s independent auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2020 which are available under the Company’s profile on SEDAR at www.sedar.com. The Financial Statements are stated in terms of Canadian dollars and are prepared in accordance with International Financial Reporting Standards.

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	September 30, 2020	June 30, 2020
ASSETS
Current Assets
Cash and cash equivalents		$44,765,587	$40,644,346
Short-term investments	3	12,614,441	20,633,772
Receivables		385,285	413,594
Deposits and prepayments		535,078	222,817
Assets held for distribution	15	12,605,745	11,849,971
		70,906,136	73,764,500

Non-current Assets
Other tax receivable	4	2,853,657	2,862,468
Equity investments	5	6,365,078	5,603,591
Plant and equipment	6	1,479,250	1,535,923
Mineral property interests	7	94,995,424	95,049,576
TOTAL ASSETS		$176,599,545	$178,816,058

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,709,859	$1,573,474
Payable for mineral property acquisition		-	263,120
Due to a related party	8	72,683	84,742
Liabilities held for distribution	15	243,601	122,178
		2,026,143	2,043,514

Equity
Share capital	9	192,503,699	191,563,628
Share-based payment reserve		22,215,780	22,057,385
Accumulated other comprehensive income		4,798,373	6,599,738
Deficit		(44,904,317)	(43,398,714)
Total equity attributable to the equity holders of the Company		174,613,535	176,822,037

Non-controlling interests	10	(40,133)	(49,493)
Total Equity		174,573,402	176,772,544

TOTAL LIABILITIES AND EQUITY		$176,599,545	$178,816,058

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Mark Cruise
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Income (Loss)

(Expressed in Canadian dollars)

		Three Months Ended September 30,
	Notes	2020	2019

Income (loss) from investments
Gain on equity investments	5	$761,487	$2,183,627
Fair value change and interest earned on bonds	3	(35,759)	(78,074)
Dividend income		71,017	-
Interest income		47,083	9,895
		843,828	2,115,448

Operating expenses
Project evaluation and corporate development		179,410	-
Depreciation		14,110	2,189
Filing and listing		111,666	63,013
Investor relations		138,670	278,310
Professional fees		271,893	42,901
Salaries and benefits		504,936	202,998
Office and administration		281,593	123,604
Share-based compensation	9(b)	525,123	295,925
(Loss) income before other income and expenses		(1,183,573)	1,106,508

Other income (expense)
Loss on disposal of plant and equipment	6	(2,479)	-
Foreign exchange (loss) gain		(321,728)	176,342
Other expense		(460)	-
		(324,667)	176,342

Net (loss) income		$(1,508,240)	$1,282,850

Attributable to:
Equity holders of the Company		$(1,505,603)	$1,285,938
Non-controlling interests	10	(2,637)	(3,088)
Net (loss) income		$(1,508,240)	$1,282,850

(Loss) earnings per share attributable to the equity holders of the Company
Basic (loss) earnings per share		$(0.01)	$0.01
Diluted (loss) earnings per share		$(0.01)	$0.01
Weighted average number of common shares - basic		152,447,612	142,610,551
Weighted average number of common shares - diluted		152,447,612	145,027,631

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three Months Ended September 30,
	Notes	2020	2019
Net (loss) income		$(1,508,240)	$1,282,850
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(1,789,368)	771,976
Other comprehensive income (loss), net of taxes		$(1,789,368)	$771,976

Attributable to:
Equity holders of the Company		$(1,801,365)	$790,711
Non-controlling interests	10	11,997	(18,735)
		$(1,789,368)	$771,976

Total comprehensive (loss) income, net of taxes		$(3,297,608)	$2,054,826

Attributable to:
Equity holders of the Company		$(3,306,968)	$2,076,649
Non-controlling interests		9,360	(21,823)
Total comprehensive (loss) income, net of taxes		$(3,297,608)	$2,054,826

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three Months Ended September 30,
	Notes	2020	2019

Operating activities
Net (loss) income		$(1,508,240)	$1,282,850
Add (deduct) items not affecting cash:
Income from investments	5	(843,828)	(2,115,448)
Dividends and interests received	3	87,996	233,356
Depreciation		14,110	2,189
Loss on disposal of plant and equipment		2,479	-
Share-based compensation	9(b)	545,615	295,925
Unrealized foreign exchange loss (gain)		321,728	(176,342)
Changes in non-cash operating working capital	14	(976,002)	344,837
Net cash used in operating activities		(2,356,142)	(132,633)

Investing activities
Mineral property interest
Capital expenditures		(1,753,293)	(4,782,809)
Acquisition of mineral concession		-	(394,680)
Plant and equipment
Additions		(18,461)	(43,334)
Proceeds on disposals		1,808	-
Short-term investments
Proceeds on disposals	3	8,000,000	1,978,450
Equity investments
Proceeds on disposals	5	-	5,233,134
Changes in other tax receivable		(51,819)	(531,380)
Net cash provided by investing activities		6,178,235	1,459,381

Financing activities
Proceeds from issuance of common shares		283,629	184,400
Net cash provided by financing activities		283,629	184,400
Effect of exchange rate changes on cash and cash equivalents		15,519	35,447

Increase in cash and cash equivalents		4,121,241	1,546,595

Cash and cash equivalents, beginning of the period		40,644,346	27,849,961
Cash and cash equivalents, end of the period		$44,765,587	$29,396,556
Supplementary cash flow information	14

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital
					Accumulated		Total equity
		Number of		Share-based	other		attributable to the	Non-
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003
Options exercised		200,806	282,501	(98,101)	-	-	184,400	-	184,400
Share-based compensation		-	-	295,925	-	-	295,925	-	295,925
Common shares issued to acquire mineral property interest		291,000	460,144	(460,144)	-	-	-	-	-
Net income		-	-	-	-	1,285,938	1,285,938	(3,088)	1,282,850
Currency translation adjustment		-	-	-	790,711	-	790,711	(18,735)	771,976
Balance, September 30, 2019		142,924,618	$150,748,383	$19,715,742	$4,055,612	$(50,045,075)	$124,474,662	$(59,508)	$124,415,154
Options exercised		687,260	1,275,576	(427,074)	-	-	848,502	-	848,502
Restricted share units vested		136,400	641,080	(641,080)	-	-	-	-	-
Common shares issued through bought deal financing		8,550,500	38,898,589	-	-	-	38,898,589	-	38,898,589
Share-based compensation		-	-	3,409,797	-	-	3,409,797	-	3,409,797
Net income		-	-	-	-	6,646,361	6,646,361	(16,324)	6,630,037
Currency translation adjustment		-	-	-	2,544,126	-	2,544,126	26,339	2,570,465
Balance, June 30, 2020		152,298,778	$191,563,628	$22,057,385	$6,599,738	$(43,398,714)	$176,822,037	$(49,493)	$176,772,544
Options exercised	9(b)	313,266	430,577	(146,948)	-	-	283,629	-	283,629
Restricted share units vested		10,500	49,350	(49,350)	-	-	-	-	-
Share-based compensation	9(b)	-	-	814,837	-	-	814,837	-	814,837
Common shares issued to acquire mineral property interest	9(c)	291,000	460,144	(460,144)	-	-	-	-	-
Net income		-	-	-	-	(1,505,603)	(1,505,603)	(2,637)	(1,508,240)
Currency translation adjustment		-	-	-	(1,801,365)	-	(1,801,365)	11,997	(1,789,368)
Balance, September 30, 2020		152,913,544	$192,503,699	$22,215,780	$4,798,373	$(44,904,317)	$174,613,535	$(40,133)	$174,573,402

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is currently exploring and advancing development of its mineral properties and has not yet determined if they contain potentially recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office and the registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2020. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2020.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended September 30, 2020 were authorized for issue in accordance with a resolution of the Company’s board of directors (the “Board”) dated on November 10, 2020.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary, and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	September 30	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2020	2020	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Whitehorse Gold Corp.	Mining company	Canada	100%	100%
Tagish Lake Gold Corp.	Mining company	Canada	100%	100%	TLG
(i) British Virgin Islands ("BVI")

3. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	September 30, 2020	June 30, 2020
Guaranteed Investment Certificates	$12,033,132	$20,003,028
Bonds	581,309	630,744
	$12,614,441	$20,633,772

The Company acquired guaranteed investment certificates (“GICs”) through major Canadian financial institutions. These GICs were held to receive interest payments until maturity. The Company accounts for the GICs at amortized cost at each reporting date.

The continuity of GICs is summarized as follows:

Amount
Balance, July 1, 2019	$-
Acquisition	20,000,000
Interest earned	3,028
Balance, June 30, 2020	20,003,028
Interest earned	44,858
Interest received	(14,754)
Disposition	(8,000,000)
Balance, September 30, 2020	$12,033,132

The Company acquired bonds issued by other companies from various industries on the open market. These bonds were held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed of on the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2019	$10,942,898
Interest earned	361,555
Loss on fair value change	(375,644)
Coupon payment	(399,499)
Disposition	(10,230,848)
Foreign currency translation impact	332,282
Balance, June 30, 2020	630,744
Interest earned	11,905
Loss on fair value change	(47,664)
Foreign currency translation impact	(13,676)
Balance, September 30, 2020	$581,309

4. OTHER TAX RECEIVABLE

Other tax receivable is comprised of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against potential future VAT inputs that will be generated through mining production sales.

5. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired on the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follows:

	September 30, 2020	June 30, 2020
Common or preferred shares
Public companies	$5,589,600	$4,795,960
Warrants
Public companies	775,478	807,631
	$6,365,078	$5,603,591

The fair value of the warrants was estimated using the Black Scholes options pricing model with the following assumptions:

	September 30, 2020	June 30, 2020
Risk free interest rate	0.36%	0.36%
Expected volatility	120%	122%
Expected life of warrants in years	0.94	1.20

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included
	Fair value	in net income
Balance, July 1, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	1,605,982	1,605,982
Balance, June 30, 2020	$5,603,591	$4,641,465
Change in fair value	761,487	761,487
Balance, September 30, 2020	$6,365,078	$5,402,952

6. PLANT AND EQUIPMENT

				Office
	Land and		Motor	equipment and	Computer
Cost	building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2019	$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060
Additions	-	52,734	40,296	77,566	137,696	308,292
Reclassified to assets held for distribution	-	-	-	-	(13,883)	(13,883)
Foreign currency translation impact	34,083	9,253	11,566	4,296	4	59,202
Balance, June 30, 2020	$1,749,318	$1,443,255	$402,796	$311,228	$250,074	$4,156,671
Additions	-	2,974	-	15,487	-	18,461
Disposals	-	-	-	(38,646)	-	(38,646)
Foreign currency translation impact	(18,207)	(5,480)	(6,316)	(1,950)	6	(31,947)
Balance, September 30, 2020	$1,731,111	$1,440,749	$396,480	$286,119	$250,080	$4,104,539

Accumulated depreciation and amortization
Balance, July 1, 2019	$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)
Depreciation and amortization	-	$(30,607)	$(54,118)	$(35,093)	$(1,941)	$(121,759)
Reclassified to assets held for distribution	-	$-	$-	$-	$46	$46
Foreign currency translation impact	-	$(1,693)	$(3,360)	$(1,722)	$(3)	$(6,778)
Balance, June 30, 2020	$(890,754)	$(1,181,555)	$(198,716)	$(221,615)	$(128,108)	$(2,620,748)
Depreciation and amortization	-	(8,216)	(15,385)	(11,830)	(7,620)	(43,051)
Disposals	-		-	34,359	-	34,359
Foreign currency translation impact	-	1,229	2,329	598	(5)	4,151
Balance, September 30, 2020	$(890,754)	$(1,188,542)	$(211,772)	$(198,488)	$(135,733)	$(2,625,289)

Carrying amount
Balance, June 30, 2020	$858,564	$261,700	$204,080	$89,613	$121,966	$1,535,923
Balance, September 30, 2020	$840,357	$252,207	$184,708	$87,631	$114,347	$1,479,250

During the three months ended September 30, 2020, certain plant and equipment was disposed for proceeds of $1,808 (three months ended September 30, 2019 - $nil) and loss of $2,479 (three months ended September 30, 2019 - $nil).

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

7. MINERAL PROPERTY INTERESTS

(a) Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Silver Sand Project is located in the Colavi District of Potosí Department, in Southwestern Bolivia, 25 kilometres (“km”) northeast of Potosí City, the department capital. The Silver Sand Project covers an area of approximately 3.17 km2 at an elevation of 4,072 metres (“m”) above sea level.

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since its acquisition in 2017. From 2017 to 2019 a total of 97,619 m of drilling in 386 – one of the largest green fields discovery drill programs in South America during this period.

The Company commenced its 2020 drill campaign during the first quarter of 2020, a total of 1,589.75 m of drilling was completed before field-based operations in Bolivia were suspended due to the COVID-19 pandemic. Advanced studies have commenced on the project, and the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The initial desktop portion of the studies are currently in progress.

For the three months ended September 30, 2020, total expenditures of $909,418 (three months ended September 30, 2019 - $4,839,425) were capitalized under the Silver Sand Project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in ATEs located north to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares to the vendors (see note 9(c)). During Fiscal 2019 and Fiscal 2020, cash payments of $1,052,480 (US$800,000) were paid and 541,000 common shares were issued to the vendors. During the three months ended September 30, 2020, the final payment consist of $263,120 (US$200,000) cash and 291,000 common shares were paid and issued to the vendors.

(b) Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement, the Company’s Bolivian subsidiary is required to cover 100% of the future expenditures including exploration, development and mining production activities at the Silverstrike Project. The agreement has a term of 30 years and is renewable for another 15 years. The agreement is subject to approval by AJAM.

The Silverstrike Project consists of approximately 13km2 and is located approximately 140 km southwest of La Paz, Bolivia. The Silverstrike Project shares many similarities with the Silver Sand Project pre- discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrusive with corresponding multiple silver rich occurrences associated with extensive sercitic alteration and underexplored with limited modern exploration. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

Page | 10

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

For the three months ended September 30, 2020, total expenditures of $550,496 (three months ended September 30, 2019 - $nil) were capitalized under the Silverstrike Project.

(c) Tagish Lake Gold Project

The Tagish Lake Gold Project (“TLG Project”), covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

For the three months ended September 30, 2020, total expenditures of $400,838 (three months ended September 30, 2019 - $nil) were capitalized under the TLG Project.

The project’s carrying value of $12,220,838 was reclassified to assets held for sale as at September 30, 2020 (see Note 15).

(d) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture, or 820 km from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the compensation agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of September 30, 2020, the process was under review and subject to approval by the Qinghai Government.

Page | 11

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576
Capitalized exploration expenditures
Reporting and assessment	162,031	187	60,959	-	223,177
Drilling and assaying	29,509	191,396	-	-	220,905
Project management and support	628,752	282,579	-	-	911,331
Camp service	76,519	76,334	-	-	152,853
Camp construction	9,748	-	275,999	-	285,747
Permitting	2,859	-	63,880	-	66,739
Reclassified to assets held for distribution	-	-	(400,838)	-	(400,838)
Foreign currency impact	(1,537,466)	(41,507)	-	64,907	(1,514,066)
Balance, September 30, 2020	$88,364,146	$2,990,907	$-	$3,640,371	$94,995,424

8. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due to a related party	September 30, 2020	June 30, 2020
Silvercorp Metals Inc.	$72,683	$84,742

Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three months ended September 30, 2020 were $220,562 (three months ended September 30, 2019 - $188,637).

9. SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

Page | 12

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options and restricted share units (“RSUs”). The Plan allows for the maximum number of common shares of the Company to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time.

For the three months ended September 30, 2020, a total of $545,615 (three months ended September 30, 2019 - $295,925) were recorded as share-based compensation expense. For the three months ended September 30, 2020, a total of $269,222 (three months ended September 30, 2019 - $nil) were capitalized under mineral property interests.

(i) Stock Options

The continuity schedule of stock options, as at September 30, 2020, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2019	5,905,000	1.36
Options exercised	(888,066)	1.16
Options cancelled	(354,167)	1.91
Balance, June 30, 2020	4,662,767	1.36
Options exercised	(313,266)	0.91
Options cancelled	(25,000)	2.15
Balance, September 30, 2020	4,324,501	1.39

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX.

The following table summarizes information about stock options outstanding as at September 30, 2020:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	9/30/2020	contractual life (years)	9/30/2020	exercise price
$0.55	1,215,000	1.08	1,215,000	$0.55
1.15	1,227,500	1.83	1,227,500	$1.15
1.57	200,000	2.18	166,667	$1.57
2.15	1,682,001	3.39	779,501	$2.15
0.55 - 2.15	4,324,501	2.25	3,388,668	$1.19

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(ii) RSUs

The continuity schedule of RSUs, as at September 30, 2020, is as follows:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, July 1, 2019	-	$-
Granted	1,064,600	4.70
Cancelled	(3,000)	-
Distributed	(136,400)	-
Balance, June 30, 2020	925,200	$4.70
Cancelled	(7,500)	-
Distributed	(10,500)	-
Balance, September 30, 2020	907,200	$4.70

(c) Common Shares Issued for Mineral Property Interest

As partial consideration for the acquisition of ATEs located north to the Silver Sand Property (see note 7(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000) in the year ended June 30, 2019. During the three months ended September 30, 2020, 291,000 common shares valued at $460,144 (three months ended September 30, 2019 – 291,000 common shares valued at $460,144) were issued and recorded under share capital.

10. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2019	$(37,685)
Share of net loss	(19,412)
Share of other comprehensive income	7,604
Balance, June 30, 2020	$(49,493)
Share of net loss	(2,637)
Share of other comprehensive income	11,997
Balance, September 30, 2020	$(40,133)

As at September 30, 2020 and June 30, 2020, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

11. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Page | 14

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2020 and June 30, 2020 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$44,765,587	$-	$-	$44,765,587
Short-term investments - bonds	581,309	-	-	581,309
Common or preferred shares	5,589,600	-	-	5,589,600
Warrants	-	775,478	-	775,478

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2020 and June 30, 2020, respectively.

There were no transfers into or out of Level 3 during the three months ended September 30, 2020.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at September 30, 2020, the Company had a working capital position of $68,879,993 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand and Silverstrike Projects for, but not limited to, the next 12 months.

Page | 15

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2020		June 30, 2020
	Due within a year	Total	Total
Trade and other payables	$1,709,859	$1,709,859	$1,573,474
Due to a related party	72,683	72,683	84,742
Payable for mineral property acquisition	-	-	263,120
	$1,782,542	$1,782,542	$1,921,336

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company’s functional currency is the Canadian dollar. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	September 30, 2020	June 30, 2020
United States dollars	$13,156,483	$15,206,715
Bolivianos	374,256	404,952
Chinese RMB	211,618	218,216
Financial assets in foreign currency	$13,742,357	$15,829,883

United States dollars	$557,440	$589,986
Chinese RMB	140,225	137,725
Financial liabilities in foreign currency	$697,665	$727,711

As at September 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $126,000.

As at September 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $3,700.

As at September 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2020. The Company also owns GICs and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Page | 16

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at September 30, 2020, the Company had a receivables balance of $385,285 (June 30, 2020 - $413,594).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at September 30, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $630,000.

12. CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and bonds. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results.

13. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the exploration and development segments focused on safeguarding the value of its mineral properties in Bolivia, Canada, and China. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker.

Page | 17

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(a) Segment information for assets and liabilities are as follows:

	September 30, 2020
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$44,417,359	$132,671	$189,179	$26,378	$44,765,587
Short-term investments	12,614,441	-	-	-	12,614,441
Equity investments	6,365,078	-	-	-	6,365,078
Plant and equipment	180,381	1,280,109	-	18,760	1,479,250
Mineral property interests	-	91,355,053	-	3,640,371	94,995,424
Assets held for distribution	-	-	12,605,745	-	12,605,745
Other assets	460,092	3,120,133	-	193,795	3,774,020
Total Assets	$64,037,351	$95,887,966	$12,794,924	$3,879,304	$176,599,545

Total Liabilities	$(1,084,877)	$(557,440)	$(243,601)	$(140,225)	$(2,026,143)

	June 30, 2020
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$40,007,801	$180,406	$419,860	$36,279	$40,644,346
Short-term investments	20,633,772	-	-	-	20,633,772
Equity investments	5,603,591	-	-	-	5,603,591
Plant and equipment	187,979	1,325,228	-	22,716	1,535,923
Mineral property interests	-	91,474,112	-	3,575,464	95,049,576
Assets held for distribution	-	-	11,849,971	-	11,849,971
Other assets	161,893	3,146,646	-	190,340	3,498,879
Total Assets	$66,595,036	$96,126,392	$12,269,831	$3,824,799	$178,816,058

Total Liabilities	$(1,193,625)	$(589,987)	$(122,178)	$(137,724)	$(2,043,514)

Page | 18

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

	Three months ended September 30, 2020
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	Canada	China	Total
Gain on equity investments	$761,487	$-	$-	$-	$761,487
Fair value change and interest earned on bonds	(35,759)	-	-	-	(35,759)
Dividend income	71,017	-	-	-	71,017
Interest income	47,065	-	-	18	47,083
	843,810	-	-	18	843,828

Project evaluation and corporate development	28,424	150,986	-	-	179,410
Salaries and benefits	578,857	-	(84,600)	10,679	504,936
Share-based compensation	525,123	-	-	-	525,123
Other operating expenses	1,136,345	-	(319,461)	1,048	817,932
Loss before other income and expenses	(1,424,939)	(150,986)	404,061	(11,709)	(1,183,573)

Loss on disposal of plant and equipment	-	-	-	(2,479)	(2,479)
Foreign exchange loss	(321,337)	-	(391)	-	(321,728)
Other expense	-	-	-	(460)	(460)
Net (loss) income	$(1,746,276)	$(150,986)	$403,670	$(14,648)	$(1,508,240)

Attributed to:
Equity holders of the Company	$(1,746,276)	$(150,986)	$403,670	$(12,011)	$(1,505,603)
Non-controlling interests	-	-	-	(2,637)	(2,637)
Net (loss) income	$(1,746,276)	$(150,986)	$403,670	$(14,648)	$(1,508,240)

	Three months ended September 30, 2019
	Corporate	Exploration and Development
	Canada	Bolivia	Canada	China	Total
Gain on equity investments	$2,183,627	$-	$-	$-	$2,183,627
Fair value change and interest earned on bonds	(78,074)	-	-	-	$(78,074)
Interest income	9,828	-	-	67	$9,895
	2,115,381	-	-	67	2,115,448

Salaries and benefits	186,348	-	-	16,650	202,998
Share-based compensation	295,925	-	-	-	295,925
Other operating expenses	505,259	-	4,185	573	510,017
Income (loss) before other income and expenses	1,127,849	-	(4,185)	(17,156)	1,106,508

Foreign exchange gain (loss)	176,344	-	-	(2)	176,342
Other income (expense)	15,000	-	(15,000)	-	-
Net income (loss)	$1,319,193	$-	$(19,185)	$(17,158)	$1,282,850

Attributed to:
Equity holders of the Company	$1,319,193	$-	$(19,185)	$(14,070)	$1,285,938
Non-controlling interests	-	-	-	(3,088)	$(3,088)
Net income (loss)	$1,319,193	$-	$(19,185)	$(17,158)	$1,282,850

Page | 19

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

14. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three Months Ended September 30,
	2020	2019
Receivables	$12,367	$(113,495)
Deposits and prepayments	(654,706)	(216,767)
Accounts payable and accrued liabilities	(321,604)	664,394
Due to a related party	(12,059)	10,705
	$(976,002)	$344,837

15. ASSETS AND LIABILITIES HELD FOR DISTRIBUTION

During Fiscal 2020, the Company performed strategic reviews on its TLG Project and established a wholly owned subsidiary, Whitehorse Gold Corp. (“Whitehorse Gold”), to hold its 100% interest in the project. In Q4 Fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit and commenced desktop technical studies and analysis of the TLG Project, including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value per ounce of contained gold) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment recovery of $11,714,944 for the year ended June 30, 2020. During the three months ended September 30, 2020, the Company announced that, subject to customary approvals, it intends to (directly or indirectly) distribute all Whitehorse Gold common shares owned by the Company to its shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia) and apply to list the Whitehorse Gold common shares on TSX Venture Exchange (“TSXV”).

Upon completion of the spin-out, the Company plans to continue to focus on the exploration and development of its Silver Sand and Silverstrike projects in Bolivia. The spin-out transaction was approved by the Company’s shareholders at its annual general and special meeting held on September 30, 2020 and by the Supreme Court of British Columbia subsequent to period end on October 7, 2020. The spin-out remains subject to customary approvals, including TSXV approval. As at September 30, 2020, the Company has classified certain assets and liabilities as held for distribution as follows:

Assets	September 30, 2020	June 30, 2020
Receivables	$16,859	$1,058
Prepaids	340,000	-
Reclamation deposit	15,075	15,075
Plant and equipment	12,973	13,838
Mineral property interests	12,220,838	11,820,000
Assets held for distribution	$12,605,745	$11,849,971

Liabilities
Accounts payable and accrued liabilities	$243,601	$122,178
Liabilities held for distribution	$243,601	$122,178

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